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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.
                                                 Tokyo Stock Exchange Code; 8306

                     Mitsubishi Tokyo Financial Group, Inc.
   Revisions of earning projections for the fiscal year ending March 31, 2004
                              (Under Japanese GAAP)

Tokyo, November 25, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced that it revised its earning projections on non-consolidated basis for the fiscal year ending March 31, 2004. These revisions were primarily due to the increase of dividends that subsidiaries pay to MTFG.

Earning projections on non-consolidated basis for the fiscal year ending
------------------------------------------------------------------------
March 31, 2004 under Japanese GAAP
----------------------------------

                                                                (in billions of Japanese yen, except percentages)
-----------------------------------------------------------------------------------------------------------------
                             As previously           As revised                  Increase/(Decrease)
                              announced *
-----------------------------------------------------------------------------------------------------------------
Operating income                          44.0                  69.0                  25.0                 56.8%
-----------------------------------------------------------------------------------------------------------------
Ordinary profit                           40.0                  64.0                  24.0                 60.0%
-----------------------------------------------------------------------------------------------------------------
Net income                                40.0                  64.0                  24.0                 60.0%
-----------------------------------------------------------------------------------------------------------------

*Announced on May 26, 2003

                                      * * *

Inquiries: Katsuhiko Ishizuka
           Chief Manager, Financial Policy Division
           Mitsubishi Tokyo Financial Group, Inc.
           Tel. +81-3-3240-8211

This information contains forward-looking statements and other forward-looking information relating to MTFG (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, MTFG's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluation with respect to general economic conditions, the results of operations, the financial condition, MTFG's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that MTFG's management will strive to achieve through the successful implementation of MTFG's business strategies. MTFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. MTFG is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see MTFG's latest annual report and other disclosures.